

HEALTHY MIND = HEALTHY SKIN

THE STATE OF *emotional wellbeing* REPORT 2023

selfmade


the beauty of the
human condition

EMOTIONAL WELLBEING REPORT 2023

Contents

About Us

Founded in 2020, selfmade is the only emotional wellbeing brand that creates next generation psychodermatology skin essentials and rituals to power personal transformation from the inside out. Our collection of clean, vegan and sustainable personal care products are multi-functional and multi-purpose to fit your routine.

Our research shows that what is healthy for your mind is healthy for your skin. We develop our products with mental health experts and our community to pioneer the psychology of skin health.

Universal formulas for all skin, formulated with stress resisting ingredients to support balanced cortisol levels. Say bye to parched, reactive skin, and weakened moisture barrier. Less mental stress, more ways to achieve healthy skin.

MISSION

To change the way we take care of ourselves

VISION

A world where we all believe we are worthy as we already are

GUIDING PRINCIPLES

1. *Self-Exploration*
   If you view your skin as a window to your emotional world, then you can be self-curious on deeper stressors, needs and patterns
2. *Self Awareness*
   If you learn how to care for your true needs, then you can make decisions to self-validate
3. *Behavior Change*
   If you have a healthier relationship with yourself, then you see yourself as more beautiful

From our Founder



The Great Depression. The Great Recession. The Great Pandemic.

As a collective species, we are facing our third global mental health crisis converging with the most racially and ethnically diverse generation to date coming of age. (Not to mention, soon to be the largest living generation!)

Whether we like it or not, history tells us that we are headed into a massive generational and behavioral shift as our new normal: The Post-Pandemic Era.

Remember the disturbingly smart show, Black Mirror? The fictional yet not far from fact show that took our culture's social, political, and technological behaviors and attitudes beyond the limit. It's happening right now, and I'm not just talking about the fact they were just green-lit for their sixth season. We're in a post-truth climate filled with misinformation, distrust, and artificial intelligence.

Let's take a breath and all acknowledge that this is a pivotal moment in our human evolution, mentally and physically. Quality of life is low. Anxiety and depression are at an all time high. Adolescent brains have accelerated in aging at a critical physiological and psychological developmental milestone due to chronic stress and repetitive trauma. Our mental health providers are overloaded and burnt out.

Reproductive rights have taken a huge step backwards taking away body and mind autonomy. Racial trauma and shootings are relentless. And we are constantly questioning the truth, what is a deep fake, and face tuning with AR filters. A recent study found that 84% of mental health Tiktoks are inaccurate or misleading. Our perception of reality is being skewed at our expense, impacting our brain cells and wallet.

The aftershocks of the last two years have fueled Gen Z's demand for more credible, creative and accessible mental health solutions, particularly for communities of color who have been systematically left out of conversations about emotional wellbeing. Together, we are building selfmade to take this crisis head-on by rooting credible science and research in our intimate, everyday moments.

Our research says that feeling worthy is directly correlated to how beautiful we see ourselves and our skin and body are deeply connected to our psychological state (and vice versa!) By exploring the psychology of skincare, we are dismantling the internalized messages that unrealistic beauty standards oppress us with. Historically, the capitalistic society exploits this connection by selling to our fears of scarcity and self worth, which in turn negatively impacts our health.

For 2023, we are even more hellbent on empowering Gen Z to take charge of their wellbeing through the principles of psychodermatology and emotional intelligence. Together we're changing the relationship with ourselves – first with skin and mind – to feel safer, healthier and way less self-judgmental. Feeling beautiful can help us connect more deeply with ourselves, each other and change the world for all of us. This is not just about improving appearances, this is about empowering and facilitating a grassroots movement for all in the pursuit of self-worth.

Onward,

xStephanie

Stephanie Lee
CEO + Founder

The current situation

Gen Z is overstressed and concerned about their physical and mental health. Rightfully so since our internal and external worlds are as complex and messy as they are delightful and interesting.

96% report experiencing anxiety, with half saying "all the time"

86% say their mental health is a higher priority than physical health

67% are moderately to extremely worried about their physical and mental health

WHAT ARE STRESSORS ANYWAYS?

A life stressor is any event or experience that causes stress

INTERNAL

- Low self-esteem/worth
- Chronic stress
- Anxiety + Depression
- Sadness/Uncertainty
- Body Dysmorphia
- Intergenerational Trauma
- Epigenetics

EXTERNAL

- Environmental (Pollution, UV Rays, Blue Light, Bacteria)
- Socio-economic conditions
- Physiological + safety conditions
- Interpersonal relationships
- Community

SELF-INFLICTED

- Doom Scrolling/numbing
- Over-washing/cleansing
- Skin or scalp picking
- Nail biting + skin picking
- Body Checking
- Trichotillomania
- Disordered Eating

1. Project Healthy Minds: 2021 State of Mental Health
2. Ernst & Young 2021 Gen Z Anxiety + Wellness Report
3. Project Healthy Minds: 2021 State of Mental Health
4. Mintel 2021 Exercise Trends


EMOTIONAL WELLBEING REPORT 2023
CAN WORKING ON YOUR *emotional wellbeing* MAKE YOU MORE BEAUTIFUL?

TL;DR: YES.

MENTAL HEALTH x BEAUTY

Those who engage with their *mental health* are 3x more likely to see themselves as *beautiful*

SELF-CARE x SELF-WORTH

Those who practice *self-care* are 5x likely to feel *worthy*

COMMUNITY x SELF-CARE

Those who contribute to their *community* and world are 5x more likely to practice *self-care*

SELF-WORTH x BEAUTY

Those who feel *worthy* are 6x more likely to see themselves as *beautiful*

What we know about skin and mind



1 SKIN AS DATA

We use the mind–body axis to our advantage to address skin needs more preventatively.

We view what happens on our skin as data points to our internal world (i.e. I'm stressed!).



2 PRACTICE SELF-WORTH

Our products are multi-sensory to awareness of inner sensations and internal body states.

This type of grounding taps into our *gut feeling* and helps us *feel* our sense of self-worth.



3 FINDING HOMEOSTASIS

Reach homeostasis (state of interconnected balance) and allows us to function and thrive.

There is no "good" skin or "bad" skin. Skin is skin, our largest organ and main protector.

EMOTIONAL WELLBEING REPORT 2023

What is psychodermatology?

Our emotional and mental wellbeing directly affects our body and skin. That is psychodermatology. This body and mind axis is critical to understanding the internal and external stressors that bring us out of a healthy homeostasis, triggering stress, which in turn shows up in our skin (acne, dryness, inflammation, sensitivity). Our product philosophy is based in this research where we contribute to this emerging discipline.

According to our 2023 data and research, those who feel worthy are 6xs more likely to see themselves as beautiful. At our most human, psychology and our skin and body function are completely intertwined, especially when noting that our nervous system and skin come from the same layer – ectoderm – when we are embryos. That connection happens very early in our existence. Yet, our society has long rewarded us for disassociating our minds from our bodies and we are literally getting sick from ignoring that connection.

Using beauty and self–worth to explore our inner and outer worlds feels personal and crucially, is accessible. A first step in a necessary area of care we must revolutionize if we want to find a healthy homeostasis.


1 Clinical, Science-backed, Research-driven
PSYCHODERMATOLOGY
2 Clean, Mood Hacking, Active Ingredients
3 Centers the Mind x Body Axis

How does stress affect our skin?

According to medical researcher A.Z. Reznick, stress is not just a passing feeling, but a cycle with distinct stages that begins with an external event disrupting our natural state of rest, and ideally ends with a sense of security from successfully facing the danger. The stress cycle consists of four phases:

1. the **resting ground** state
2. **tension and strain** phase
3. **response** phase (which can be either passive or active), and
4. the **relief** phase (which encompasses both physiological and psychological changes).



NATURAL RESPONSE

Homeostasis, state of balance, is where our bodies are healthily functioning and thriving.

Our body's natural stress response releases the hormone cortisol so we are ready to fight, freeze, fawn or flee.



CHRONIC STRESS

This cortisol flooding is evolutionarily necessary for our survival.

But chronic and sustained stress erodes our bodies and minds, throwing it into dysfunction.

SKIN DYSFUNCTION

Stressed skin accelerates aging and can show:

- dryness
- redness
- inflammation
- over-reactivity
- acne
- weakened moisture barrier
- raw/sensitive feeling



The process of completing a stress cycle entails creating an environment, situation, or memory where we feel secure and can acknowledge that the source of stress has receded. However, this does not imply that we should forget the experience altogether, which is unrealistic. Instead, we must reframe the situation and distance ourselves from the overwhelming and negative impact of the stressor.


TYPICAL STRESS CYCLE
SOOTHE
EXIT STRESS CYCLE
1 STRESSOR
Internal/ Psychological
External / Environmental
Self-Inflicted
2 ALARM
Brain assesses threat
3 FLIGHT OR FIGHT
Cortisol + adrenaline releases
4 BODY + MIND RESPONSE
ACUTE EFFECT
CHRONIC IMPACT
Heart rate + breathing increases
Panic attack
Heart disease
Stimulate sweat + sebaceous glands
Sweating, pimples
Stratum corneum integrity depleted
Dry, flaking skin
Acne, Hidradenitis suppurativa
Moisture barrier impairment
Discomfort, sensitivity
Mast cells release inflammatory markers
Redness, reactivity
Skin oxidative damage accelerates aging
Dehydration
Hives, eczema, psoriasis
Muscle breaks down, decrease strength
Tension
Follicle stem cells in extended rest phase
Hair thinning, loss
Pain
Melanocyte loss
Greying hair, pigment loss
Alopecia areata
Excess myelin cells
Communication, cognitive impairment
Neurons die
Memory, learning, emotional impairment
Anxiety, depression, sleep issues
Disrupt synapses regulation
Loss of sociability, avoidance
COMPOUNDED STRESS CYCLE

How we're different

Knowing that the goal of mental health and therapy is emotional regulation and management, it intersects with our skincare since the goal is healthy homeostasis and physical regulation.

- **DEVELOPED WITH** (*incredible!*) **MENTAL HEALTH EXPERTS**
  Good for your mind, trauma–informed skin rituals
- **PREVENTATIVE PSYCHODERMATOLOGY**
  Emotional health as root cause of auto–inflammatory skin issues
- **STRESS RESISTING INGREDIENTS**
  Platform supports balanced cortisol levels for healthy skin
- **BRIDGES MENTAL + PHYSICAL CARE**
  Spark curiosity and stimulate your senses for self–exploration
- **MULTI/PURPOSE, MULTI/FUNCTIONAL**
  Universal formulas for all skin that experiences stress


selfmade
Secure Attachment™
COMFORT SERUM+

Self-care beyond skin care

One of the first steps to self–awareness is expanding our emotional vocabulary which is why each product embodies a tried and true human psychological concept: attachment, resilience and intimacy.

Our product lines revolve around Attachment, Resilience and Intimacy rather than acne, anti aging, or hydration. This is an important paradigm shift from what is "wrong" with our skin to, "what we want to nurture for ourselves and bodies?"

This also is an important element because there isn't a 1:1 solution for any type of skin issue, ritual or care practice because, just like humans, the way we need to address problem solving should be intersectional and spark curiosity to satisfy our own needs. We must be able to create our own toolbox for what works for us personally.

These three concepts are foundational elements of psychology that have a profound impact on our physiology that brings us closer to being the people we want to be in the world.

Attachment	*Resilience*	*Intimacy*
Face + Body	Scalp + Body	Erogenous Zones
Dryness + Inflammation	Rupture + Recovery	Chafing + Discomfort
Moisture Barrier + Hydration	Nourish + Restore	Soothe + Stimulate
What is my relationship to self and how does it influence other relationships?	How do I adapt to life's obstacles and maintain my personal integrity?	Who am I and how do I share that with myself and others?
Safety with self creates comfort and ability to nurture	Friction leads to growth mindset and grounding in self	Closeness with others starts with self and vulnerability

HOW WE DO PRODUCT DEVELOPMENT

Built with our community on the foundation of rigor to create conditions where change is possible.

1 IDENTIFY + IDEATE

From conversations with our community:

- High level target audience's emotional topics
- Product trends and technologies

2 DEVELOP HYPOTHESIS

Create the psychodermatology connection:

- Initial psychological/physiological concept
- Benefits and concerns

3 VALIDATE HYPOTHESIS

- Mental Health Advisors
- Stakeholder Roundtable (Junior Advisory Board)
- Target Audience Quantitive Survey

4 CONCEPTING + REVIEW

- Analyze mental, emotional and physical behaviors + attitudes
- Create product profile

5 MENTAL HEALTH DEEP DIVE

Q&A with our experts on our strategic focus to translate credible, research into a wellbeing lifestyle that is both inclusive and intersectional.

6 PRODUCT DESIGN

- Psychological + physical construct
- Emotional wellbeing practice + ritual
- Ingredient platform + formula development

7 LANGUAGE FRAMEWORK DESIGN

- Behavioral change modeling
- Emotional wellbeing glossary
- Social- emotional education

8 PROTOTYPING + TESTING

- Formula, package, and concept testing with our stakeholders
- Clinical and safety testing with our third party participants
- Emotional wellbeing efficacy with our research board

PRODUCT + SELF EXPLORATION RITUAL

WEB EXPERIENCE + DIGITAL APP: 'SPACES'

SOCIAL EMOTIONAL CONTENT

COMMUNITY PROGRAMMING



"I feel beautiful when I spend time really looking at myself. Taking note of the moles and dimples, the stretch marks and all.

It's in the quiet moments where I am simply being aware of myself and not judging myself that I feel the best."

TAYLOR ESTRACA
JUNIOR ADVISORY BOARD MEMBER
CLASS OF 2022 – 2023



"I feel beautiful when I've taken the time to listen to my skin and treat it with respect consistently."

SELFMADE CUSTOMER + COMMUNITY MEMBER
25 - 34 YEARS OLD, URBAN LOCATION
AFRICAN-AMERICAN / BLACK

EMOTIONAL WELLBEING REPORT 2023

Our intersectional ingredient platform

BIO HACKING TECH

High-performing + sustainable ingredients that work *with* your skin and mind

- **1% Cortinhib G™** Proven to reduce the effect of skin stress by inducing beta-endorphin production and reducing cortisol levels (tested in saliva).
- **Time Released Hyaluronic Acid + Niacinamide:** Microspheres of encapsulated ingredients for advanced adhesion and long lasting effect.

ADAPTOGENS

The active ingredient in herbs + fungi that can power our ability to *resist stress + maintain homeostasis*

- **Schisandra Berry Extract:** Adaptogen shown to help the body resist stress and is effective in managing changes in serotonin and adrenaline.
- **Tulsi Holy Basil:** Has anti-anxiety and anti-depressant properties that can counter metabolic and psychological stress.

PHYTOTHERAPY

Evidence-based plant medicine and superfoods to treat and maintain healthy and balance

- **Copaiba Balsam Extract:** This cannabinoid can restore the immune and central nervous system to balance for anxiety and pain relief.
- **Arnica Montana Extract:** Helps to calm and soothe skin and used for centuries for pain, bruising and muscle aches.

Price transparency

The sale of each product goes to funding how we create more accessibility to changing the way we take care of ourselves to be healthier, safer, and enable each one of us to actualize our human potential.


LEGAL
MARKETING
SHIPPING + FULFILLMENT
R+D / FORMULA
PACKAGING
OVERHEAD
PEOPLE

4%

Emotional Wellbeing

RESEARCH, DEVELOPMENT AND PROGRAMMING

- The State of Emotional Wellbeing 2023 (this paper!)
- Research and development to track the relationship between self-worth and beauty
- Our monthly Mental Health Deep Dive programming
- Junior Advisory Board leadership management and development (three years and running!)
- Digital emotional wellbeing platform development to make science and behavior change accessible

"selfmade's mission is to provide access for people, especially folks of color, to have conversations in our communities about mental health through beauty.

For some, using selfmade products is the closest they will get to a therapist's office."



DR. JESHANA AVENT-JOHNSON
PSYCHOLOGIST + INTIMACY EXPERT
SELFMADE MENTAL HEALTH ADVISOR

Building our language

One of the first steps in building self awareness is expanding our emotional vocabulary so that we can name the complicated set of personal experiences and the emotions that we feel. That's why every single one of our products is named after and embodies true psychological concepts.

Building a common language for our community helps us to communicate more effectively and understand each other, especially since we all come from different backgrounds with different life experiences.

A NEW SENSORIAL EXPERIENCE

Our products are intentionally developed with mental health experts to physically embody and translate vital psychological concepts as a totally innovative way to normalize emotional care.

MENTAL — **EMOTIONAL** — **PHYSICAL**

Secure Attachment Style

- Affects our ability to healthily bond in all our future relationships.
- Strengthens our ability to focus, be conscious of our feelings, and calm ourselves
- Boundaries are essential to feeling safe and supported enough to be vulnerable
- Only when we are vulnerable can we be fully seen and validated
- Insecure attachment styles makes it harder to set boundaries, then increases anxiety
- Able to self soothe and manage stress responses
- Maintain a sense of self and get needs met within relationships

True Bonding

Healthy Boundaries

Safety + Comfort

Secure Attachment Comfort Serum+

- Instant and lasting hydration bonded to skin
- Use as primer to securely attach make up to skin for enhanced application + extended wear
- Firms into a slight grippy gel texture as a physical protective boundary
- Clinically proven to strengthen and improves skin's moisture barrier (natural skin boundary)
- Gel structure helps improve barrier health to prevent trans-epidermal water loss (TEWL)
- Reduces stressed skin, redness and improve radiance long-term
- Second skin like for a natural feel, no silicone or alcohol to irritate

EMOTIONAL WELLBEING REPORT 2023

THE EMOTIONAL WELLBEING DICTIONARY

Welcome to our Emotional Wellbeing Dictionary, where we (re)define essential concepts to be inclusive and affirming from a mental health perspective. We've looked, and it's nearly impossible to find definitions for many of these words together, in the same place.

> "If different languages influence our minds in different ways, this is not because of what our language allows us to think but rather because of what it habitually obliges us to think about."
>
> GUY DEUTSCHER
> RESEARCHER AT THE SCHOOL OF LANGUAGES, LINGUISTICS AND CULTURES
> THE UNIVERSITY OF MANCHESTER



BEAUTY: A societal construct. A state of mind. A feeling.

BOUNDARIES: Spoken and unspoken rules that direct how you show up for yourself and others.



EMOTIONAL INTEGRITY: The ability to show up as you are with acknowledgement of your own true feelings, desires and wants despite the fear of judgment or without the lens of societal judgment. This is emotional intelligence in action.

EMOTIONAL INTELLIGENCE: The ability to understand and manage your own emotions, as well as recognize and influence the emotions of those around you.

EMOTIONAL WELLBEING: Being emotionally well is typically defined as possessing the ability to navigate though a range of feelings and express human emotions such as happiness, sadness and and anger. It means having the ability to love and be loved and achieving a sense of fulfillment in life. Emotional wellbeing encompasses optimism, self-esteem, self-acceptance and the ability to share feelings.

EMPATHY: The ability to sense other people's emotions, coupled with the ability to imagine what someone else might be thinking or feeling.



INTIMACY: "Into me you see" also known as a perception of closeness to another, sharing of personal feelings, and personal validation.



MENTAL HEALTH: The intersection of emotions, thinking, communication, learning, resilience and self esteem. Mental health refers to the condition of one's mental and cognitive state - which is a core component to engaging in relationships, personal and emotional wellbeing, and ability to contribute to community or society.

Sources that informed our glossary - the CDC's About Mental Health, WHO's Mental Health, APA's What Is Mental Illness, The National Center for Emotional Wellness, Emotional Wellbeing Research, Berkeley Wellbeing Institute.



PHYSICAL WELLBEING: The ability to maintain a healthy quality of life that allows us to get the most out of our daily activities without undue fatigue or physical stress.



RESILIENCE: An inner strength that allows us to push through obstacles and bounce back time and again in order to do what is personally necessary to adapt to the events of life.



SECURE ATTACHMENT: A confidence and healthy self-awareness that allows us to care for our own needs and approach other relationships with a sense of safety and comfort to nurture and be nurtured by others.

SELF AWARENESS: Honest, non-judgmental self-analysis and ability to monitor our inner worlds, thoughts, emotions, and beliefs. The self reflective inventory and moments of mindfulness that helps us know our needs emotionally, mentally and physically and the stimuli, thought and behavior patterns that affect those areas.

SELF CARE: The necessary activities and behaviors that help us figure out and meet our own needs, find meaning, feel grounded and grow as humans. Different from self-maintenance which are activities that help enable the current conditions.

SELF COMPASSION: The ability to be kind and understanding toward ourselves when we suffer, fail, or feel inadequate, rather than ignoring our pain or flagellating ourselves with self-criticism.

SELF DISCLOSURE: The action behind emotional intimacy. It is the process of revealing personal, intimate information about oneself to others. Self-disclosure is considered a key aspect of developing closeness and intimacy with others, including friends, romantic partners, and family members.

SELF WORTH: An internal sense of value you have for yourself. High self worth is having a generally positive overall opinion of oneself. This often looks like being kind to oneself, reminding oneself that everyone makes mistakes and no one is perfect. Low self worth is having a generally negative overall opinion of oneself. This often looks like criticizing oneself and abilities, brushing off compliments, focusing on mistakes and judging oneself for perceived flaws.

Sources that informed our glossary – the CDC's About Mental Health, WHO's Mental Health, APA's What Is Mental Illness, The National Center for Emotional Wellness, Emotional Wellbeing Research, Berkeley Wellbeing Institute.

EMOTIONAL WELLBEING REPORT 2023



"There are so many toxic ideas that come with societal beauty standards.

selfmade says 'this is the mind, body, and soul you have so let's nurture it the best way we can.'

We have a way to nurture it physically, but we also have resources to nurture you mentally."

DR. BYRON YOUNG
CHILD + ADOLESCENT PSYCHIATRIST
SELFMADE MENTAL HEALTH ADVISOR

How we live out our mission

selfmade's commitment to mental health brought us to center BIPOC and Gen Z communities. We know that communities of color remain to be largely under-resourced in mental health tools and conversations. From access to mental health practitioners to the lack of representation; 83% of psychologists in the US are white.

Gen Z remains depressed, anxious and stressed from pretty large existential issues. From climate change, school shootings, pandemic, on top of the conventional "coming of age" bs of bullying, hormones of puberty, and understanding identity, etc. But one thing that remains universally true (and is not mutually exclusive) is the need to understand and care for one's emotional world.

In 2021, we released our inaugural Impact Report and set some clear goals for our team. We are happy to report that we've stayed true to our mission and targets, with lots of progress to celebrate. Thank YOU for continuing to support our brand, our mission and our products – we are right here with you.

OUR BEHAVIOR CHANGE + SOCIAL JUSTICE GOALS:

🗣️ **TARGET ONE:** Speak directly to all women and nonbinary folks, especially Black, Indigenous and other people of color and those with extra needs

🧠 **TARGET TWO:** Enable capability and skill building in self-exploration, self awareness, behavior change rooted in positive mental health care

⚡ **TARGET THREE:** Build products and experiences that spark emotional exploration through awareness, compassion and engagement

🌳 **TARGET FOUR:** Expand and nurture our community's capacity to inspire, empower and celebrate mental health tools and resources

🗣️ **TARGET ONE:** Speak directly to all women and nonbinary folks, especially Black, Indigenous and other people of color and those with extra needs

- ✅ We've built brand partnerships with BIPOC-led and female-led organizations – such as our all female press team at DreamDay, our collaboration with author, Carolyn Huynh, and product development partner, Holistic Beauty Group.
- ✅ By centering Black, indigenous and other women and nonbinary folks of color in our social media presence, blog content and creative talent, we are increasing representation and speaking directly to their experiences, perspectives and strengths.

FROM OUR SOCIAL MEDIA:


How Reproductive Rights Affects Our Mental Health And Why We Need It
By Dr. Jeshana Avent Johnson, PhD
Clincial Sex, Intimacy + Trauma Psychologist
/ selfmade Mental Health Expert
@beselfmade.co

via Instagram


'TIS THE SEASON TO SET BOUNDARIES!
Fa-la-la-la-la-la-la-la-la!
HERE'S WHAT WE'LL BE PRACTICING:

via Instagram


SECURELY
ATTACHED
BOOK
CLUB'S
WARNING SIGNS IN Relationships
NOTES
ON
NEW
RELATIONSHIPS

via Instagram

FROM OUR BLOG:


"It needs to be shouted from rooftops that little girls with dark skin, dark hair, and dark eyes deserve love and kindness."
COMMUNITY
For The Girls Who Were Once Told To Stay Out Of The Sun
The year is 2005. Beauty standards are unkind to everyone outside of the conventionally attractive (white, thin, blonde hair with blue eyes), but a ne...

via the blog


"I know now, thanks to the radical care of my community, that beauty is not pain."
COMMUNITY
My Journey Of Self-Worth As An Egyptian WOC
I am sitting amidst a pile of photos and postcards. The city of Cairo roars outside the window, accompanied by the sound of my grandparents' footsteps...

via the blog


"I was finally giving myself permission to let go."
COMMUNITY
How Overcoming An Eating Disorder Shaped My Identity As A Second Generation Latina

via the blog

TARGET TWO: Enable capability and skill building in self-exploration, self awareness, behavior change rooted in positive mental health care

We started with educating ourselves. We are so grateful for the time and energy that our experts provide our team, partners and our Junior Advisory Board.



DR. JESHANA JOHNSON, PHD
Intimacy + Sexual Wellbeing Psychologist, and Trauma Conscious Psychosomatic Practitioner
selfmade Mental Health Advisor



DR. BYRON YOUNG, MD
Child, Adolescent and Adult Psychologist and Emotional Wellbeing Program Creator
selfmade Mental Health Advisor



DR. ROBERT BIANCHINI, PHD
Chairman Board of Trustees @ TRI Princeton, Scientific Advisory Board Executive Committee @ Personal Care Products Council Adjunct American Academy of Dermatology
selfmade R+D and Clinical Advisor



DR. MANJU DAWKINS
Dr. Manju Dawkins, MDBoard Certified Dermatologist + Physician
Founder of Thimble, pain care start up



LACEY HENDERSON
Team USA Paralympian, Sport and Performance Psychology Practitioner
selfmade Investor



CASSANDRA LAM
Trauma Conscious Psychosomatic Practitioner, Collective Rest Founder

OUR EMOTIONAL WELLBEING PROGRAMMING:


THE FIRST EDITION OF
SECURELY ATTACHED
BOOK CLUB
SELFMADE'S PSYCHODERMATOLOGY COLLECTION

- We engage in Monthly Mental Health Deep Dives that provide our team and community an opportunity to continually check in with credible, research backed experts so that we can translate wellbeing for the next generation in a way that is both inclusive and intersectional. Over the last few months we've covered concepts such as Resilience, Rumination, Rest + Recovery.
- In partnership with Simon and Schuster, we launched Securely Attached. This was our first psychodermatology capsule with best selling book on adult attachment, "Attached", by Dr. Amir Levine and Dr. Rachel Heller. Three of our Junior Advisory Board members even conducted and led our first ever Book Club to collectively talk about attachment theory with beauty editors and social media creators.

EMOTIONAL WELLBEING REPORT 2023

TARGET THREE: Build products and experiences that spark emotional exploration through awareness, compassion and engagement

- We launched a totally new product, Corrective Experience Comfort Cream, for the face and the body that starts with the question, "how would it feel to give yourself permission to let go?" Our modern life inevitably includes a variety of internal, external and self-inflected stressors which disrupts our system and can lead to overactive skin. Our skin softening and moisture barrier protection cream decreases stress levels in itchy, rough skin and banishes dehydration.








selfmade
selfmade

- Corrective Experience Comfort Cream embodies what a **corrective emotional experience** stands for which are experiences that lead you to challenge your entrenched, limiting narratives and adopt new perspectives. A belief-shattering opportunity to reframe how you see and understand worth.
- Beyond greenwashing, we walk the walk. Because we stand by our award winning formulas, we do what is necessary to reduce our impact on the earth knowing the packaging is one of the largest contributors to waste. That means that we do not throw anything away that is worth saving or "imperfect". We seek out recyclable materials, sustainably powered vendors and use our packaging to give back to the earth.
- Our Corrective Experience Comfort Cream packaging is 100% recyclable and has 50% less plastic packaging than a typical double wall, weighted package. Given the outstanding formula and our commitment to what matters most is on the inside, and not on the outside -- we opted to put our time, focus and financial resources into the formula. Due to supply chain issues, this was inevitably disrupted which compromised our launch date and simultaneously our vendor misprinted the wrong artwork on thousands of jars. Instead of trashing these jars, we opted to overlabel in order to reduce unnecessary waste and believe that our formula can overshadow "imperfect" packaging. We live the work in progress life.

What's with the question on the back of the package?

At selfmade we approach psychology and skincare with the question, "how can mental health improve skincare?" That means we develop our products as tools that spark curiosity in the pursuit of emotional intelligence and self-worth where we already are: at our vanity, shower or nightstand.

- As we continue to pile on the stresses of modern life, we tend to sink back into the survival and safety part of our brains – the amygdala.
- This part of the brain triggers the release of cortisol and adrenaline to prepare the body for action aka flight, fight, freeze or fawn.
- The best way to move back into self-regulation and de-escalate stress and cortisol levels is to ask ourselves a self-reflecting question addressing that anxiety.
- Then we can move to our prefrontal cortex which is responsible for decision making and processing and calm our nervous system.
- In honor of this easy de-stressing tactic, each package has a question that relates to the psychological concept that it honors. A first step in the emotional wellbeing ritual.


HYDRATE. DE-STRESS. SOOTHE. PROTECT.
How would it feel to give yourself permission to let go?
FOR CHALLENGING EXPECTATIONS AND CREATING CHANGE
selfmade

Secure Attachment Comfort Serum+
What does loving myself look like in action?

True Grit Resilience Scrub
What would I do if I knew I couldn't fail?

Self Disclosure Intimacy Serum
What do you feel when you touch yourself?

Corrective Experience Comfort Cream
How would it feel to give yourself permission to let go?



"I have high self worth when I choose to put myself first, when my self-talk voice (the little voice inside my head that speaks to me) is kind and gentle, and when I surround myself with people who bring value and comfort to my life."

CATALINA LARA
JUNIOR ADVISORY BOARD MEMBER
CLASS OF 2022 – 2023

TARGET FOUR: Expand and nurture our community's capacity to inspire, empower and celebrate mental health tools and resources

We've grown our Junior Advisory Board (JAB) because we've received more and more interest from folks seeking a community of like-minded humans. Our JAB members have lent their voice to our social media accounts and to our blog, facilitated book club conversations, penned letters, and talked directly to investors and partners about the impact of our work.

Junior Advisory Board

CLASS OF '22-23



Caroline Z., Jasmine L., Jillian T., Selena B., Aarthi M., Alex M. S., Alison S.
Andrea S., Ash P., Cal T., Catalina L., Chelsea O., Curstin F., Deb O.
Dejda C., Divya B., Elizabeth, Elle L., Erin K., Emily H., Fran T.
Grace S., Isabella R., Jana A., Jennifer C., Karen S., Kelsea V., Kaiya C.
Lucy P., Maura K., Maya S., N8 R., Nia C., Presley R.W., Samantha T.
Taylor E., Tiffany C., Zeenat Y.

The Board is a group of Gen Z and Zennial mental health activists and beauty enthusiasts. As stakeholders actively building this brand, they operate as a board composed of skin-minded individuals who have varied lived experiences, live many different places across the world and with rich cultural backgrounds. They are dedicated to unlearning and learning about resilience, intimacy and attachment to improve our quality of life and emotional wellbeing for all. The Board examines societal, mental health and social media trends as well as selfmade brand and product positioning, messaging and products monthly. Lastly, they hold selfmade accountable in order to further the collective mission to change the way we care for ourselves and others that includes recognizing and embracing our inherent human value.

BUILT WITH Them

CLASS OF '21-22



Addie B., Alexa B., Anaya M., Caroline Z., Andrea D.
Anna P., Bria C., Claudia F., Diana H., Elizabeth G.
Emma L., Emma V.D., Gabi P., Hala A., Jade R.
Jasmine L., Jazmine B., Jubilee C., Kellie G., Maisie S.
Melanie R., Selena B., Sophie S.
Tula S., Wengel G.

CLASS OF '20-21



Alexa B., Anju O.
Bria C., Caroline Z.
Claudia F., Hala A.
Elizabeth G., Selena B.

THE EMOTIONAL WELLBEING COLLECTIVE

Founded at the intersection of mind, body and skin, selfmade translates the medical discipline of psychodermatology to everyday skin and body essentials. From the moment of our human existence, our skin and brain originate from the same layer – the ectoderm. Built on this inextricable relationship, our care rituals address the psychology of skin health.

With a grassroots ethos, the brand is built with its community of behavioral health practitioners and a junior advisory board of Gen-Z mental health activists and beauty enthusiasts. Together, they are known as the Emotional Wellbeing Collective.

During the pandemic, essential workers like doctors and nurses were widely celebrated. In our post pandemic world, mental health practitioners are now holding the weight of the world. Many psychologists also said they had increased workloads and longer waitlists than before the pandemic. Burnout is real particularly with BIPOC practitioners who are already at critically low numbers.

According to the American Psychology Association's report:

84% More than 8 in 10 (84%) psychologists who treat anxiety disorders said they have seen an increase in demand for anxiety treatment since the start of the pandemic, compared with 74% a year ago.

72% Demand for treatment of depression is also up, with 72% of psychologists who treat depressive disorders saying they have seen an increase, compared with 60% in 2020.

↑ Other treatment areas with greater demand included sleep-wake disorders, obsessive-compulsive and related disorders, and substance-related and addictive disorders, the survey found.

62% The number of psychologists who reported receiving more referrals this year almost doubled from last year (from 37% in 2020 to 62% this year).

68% Almost 7 in 10 psychologists (68%) with a waitlist reported that it had grown longer since the start of the pandemic.

↑ With these indicators suggesting many psychologists are working at or beyond capacity, more than 4 in 10 (41%) reported being unable to meet the demand for treatment (up from 30% last year), and 46% said they felt burned out (up from 41% last year).

EMOTIONAL WELLBEING REPORT 2023



"The mind, body, spiritual connection is one of the things you can't really detach one from the other.

As soon as you experience stressors and traumas, big "T" traumas or little "t" traumas, it will definitely have an impact, not just on your cognitive and emotional world, but also your physical world."

DR. BYRON YOUNG
CHILD + ADOLESCENT PSYCHIATRIST
SELFMADE MENTAL HEALTH ADVISOR

How we define the emotional wellbeing category

EMOTIONAL WELLBEING IS AN INTERSECTIONAL APPROACH OF:


SKIN AS DATA

1 Accessing emotional care through psychodermatology


FINDING HOMEOSTASIS

2 Removing self-judgement by adopting skin neutrality


PRACTICING SELF-WORTH

3 Hacking our internal systems for emotional regulation


POSITIVE REINFORCEMENT

4 Community powered healing

EMOTIONAL WELLBEING REPORT 2023

SKIN AS DATA
Accessing emotional care through psychodermatology

Psychodermatology is not just about skin. It's about connecting the dots between our mental state, our skin, and our hormonal function. The signs of our emotional well-being show up on our skin - acne, dryness, inflammation, sensitivity - and early attention to them can help us lead healthier, balanced lives. Understanding our internal and external stressors paves the way to optimal health and wellness and ultimately, homeostasis.

At our core, we believe in the powerful connection between our emotional wellbeing and our skin and body function. That's why our products are infused with plant-derived active and adaptogenic ingredients that help lower stress and unleash our inherent happy (endorphins) and love (oxytocin) hormones.

We offer practices increasing serotonin through self-touch or movement, giving you a natural glow that can't be bottled up. Our products facilitate the power of self-reflection to repurpose personal care from one dimensional and transactional to intersectional and introspective.

FINDING HOMEOSTASIS
Removing self-judgement by adopting skin neutrality

Non-binary, skin neutrality removes self-judgement with the belief that it is neither "good" nor "bad" regardless of its state and condition. Shedding antiquated and unrealistic beauty standards, this approach encourages viewing skin simply as a healthy function of our body and not a topic of discussion. We want to take care of our skin because it takes care of us.

Our skin is the body's largest organ. Its number one priority is to protect the body from stressors such as bacteria, viruses, pollution, and UV rays. We said goodbye to toxic positivity in 2022 and in 2023 skin neutrality is here to keep us sane and make us kinder to ourselves. It isn't ignoring your underlying dermatological issues, but rather it is taking care of your skin as a necessary part of your bodily functions while taking notice of judgemental thoughts about your skin as a practice in mindfulness. Practicing skin neutrality will bring us one step closer to loving our skin for what it is. It's time we unlearned those **maladaptive behaviors** that frame our appearances in a negative light.

MALADAPTIVE BEHAVIORS

mal·a·dap·tive
adjective

Actions or habits that may seem like a good idea at the time, but ultimately lead to negative consequences. These behaviors can cause problems in daily life and may interfere with achieving our goals. Some examples of maladaptive behaviors include procrastination, impulsivity, and aggression.

NO *good* SKIN, NO *bad* SKIN

Non–binary, skin neutrality removes self–judgement with the belief that it is neither "good" nor "bad" regardless of its state and condition. Shedding antiquated and unrealistic beauty standards, this approach encourages viewing skin simply as a healthy function of our body and not a topic of discussion. We want to take care of our skin because it takes care of us.

Our skin is the body's largest organ. Its number one priority is to protect the body from stressors such as bacteria, viruses, pollution, and UV rays. We said goodbye to toxic positivity in 2022 and in 2023 skin neutrality is here to keep us sane and make us kinder to ourselves. It isn't ignoring your underlying dermatological issues, but rather it is taking care of your skin as a necessary part of your bodily functions while taking notice of judgemental thoughts about your skin as a practice in mindfulness. Practicing skin neutrality will bring us one step closer to loving our skin for what it is. It's time we unlearned those maladaptive behaviors that frame our appearances in a negative light.

- 👎 There is no "clear" skin.
- 👋 There is no "problem" skin.
- ✅ Sensitive skin is resilient skin.
- ✖ There is no "perfect" skin.
- 🚫 There is no "troubled" skin.

REFINERY29

selfmade featured as 2023 trends in Refinery29 for saying bye to skin positivity and hello to skin neutrality.

This year, though, the way we talk about our skin won't require toxic positivity or kid gloves. In fact, 'skin positivity' is making way for 'skin neutrality'. On TikTok, it has a huge 375.8K views and counting. We're all working hard to try to shed antiquated and unrealistic beauty standards. Skin neutrality encourages viewing skin simply as a healthy function of our body — not a topic for debate. Your skin is one big ol' organ. Practising skin neutrality will bring us one step closer to loving our skin for what it is, rather than what we hope it could be.

"It's no longer about *good* vs. *bad* skin and the promises you can make that your products will cure all problems we might be facing.

Qe challenge you to change the way you market to our fellow humans.

No more beauty filtered and photoshop edited models and influencers selling us your false promises of flawless and poreless skin.

No more making these promises that your products can't keep in order to uphold unsustainable beauty standards in favor of turning a profit."

2022 – 2023 JUNIOR ADVISORY BOARD
SKIN NEUTRALITY CAMPAIGN OPEN LETTER

PRACTICING SELF-WORTH

Hacking our internal systems for emotional regulation

Our body and skin are constantly sending us messages. Tapping into our **interoceptive awareness** is key to understanding our emotional state. We sense internal signals from our bodies – such as a rumble in our bellies, when our heart is beating fast, or pressure on our bladder when we need to use the toilet.

Sometimes, when we are feeling lots of things, it's harder to make meaning of physical sensations – and many times our relationship to a sensation or emotion is complicated and nuanced. We take a gentle approach to help our community members build awareness and curiosity to first identify with emotion rather than attaching a name to a potential concern (back to neutrality).

Emotional regulation key to stress management as a preventative approach to skin health

- **Skill building:** Self-awareness is the self reflective inventory and moments of mindfulness that helps us know our needs emotionally, mentally and physically and the stimuli, thought and behavior patterns that affect those areas.
- **Products as tools:** Self care is the work in between feeling "out of whack" from stimuli to get back to our point of equilibrium.
- **Ritual:** Emotional intelligence is the ability to do all of that work as a habit.

INTEROCEPTION AWARENESS

in·te·ro·cep·tion
noun

Known as the eighth sense. The collection of senses understanding the internal state of the body. Sensing the internal signals that allows us to answer the question, "how do I feel?" in any given moment.


sight
hearing
taste
touch
smell
movement
balance
interoception

This is important as we are feeling a lot, all the time, and sometimes all at once. Even when we are numb, emotions and sensations still exist. So as we get tired of dissociating our minds and feelings from our bodies, **interoception** is the eighth sense that helps us make meaning of physical sensations when we have certain feelings.

When we can close our eyes and tap into feeling the physical sensations as the hair on the back of your neck stands up, each shallow hiccup of oxygen enters your lungs, or shallow breathing and the neurological sparks fly when your heart skips a beat. That pulsating energy may be love at first sight or it might be anxiety in a new environment – only you and your eighth sense can tell and create meaning for ourselves as a template for future emotional response and behavior patterns

POSITIVE REINFORCEMENT

Community-powered healing

Whether it's providing supportive companionship or encouraging new behaviors, research proves that community-powered healing is a powerful force for transformation and growth. From overcoming **trauma** to fostering positive mental health, being part of a diverse, supportive community can bring about incredible healing.

Community to selfmade has meant providing a safe space to engage with a collective of mental health experts, JAB members and everyday contributors. We nurture informal and more structured community connections with proven education frameworks and facilitation.

Communities that have experienced historical trauma face lasting devastation that goes beyond just personal healing. When trauma affects an entire community, it can disrupt identity and culture By recognizing the power of positive connections and social bonds in the healing process, communities can build a solid foundation for effective and sustainable recovery. Strengthening these connections is key to addressing the root causes of violence and developing more effective responses. Community can be a powerful source of strength and resilience for those who need it most.

TRAUMA

traa·muh
noun

Any disturbing experience that results in significant fear, helplessness, dissociation, confusion, or other disruptive feelings intense enough to have a long-lasting negative effect on a person's attitudes, behavior, and other aspects of functioning.

Traumatic events include those caused by human behavior (e.g., rape, war, industrial accidents) as well as by nature (e.g., earthquakes) and often challenge an individual's view of the world as a just, safe, and predictable place.

Our impact: what we believe is possible

EFFICACY STARTS WITH DATA

We are tracking and evaluating the efficacy of our products and work as we evolve. We began doing this at our inception in 2020/21 and publish this report annually. It starts with data sourced from a survey developed with our research board inclusive of two BIPOC mental health advisors and conducted by an independent party across three stakeholder cohorts:

Junior Advisory Board (JAB):

The 2022/23 class of Gen Z stakeholders of selfmade who take active part of our product development, campaign work and guide the brand's development. JAB members are inducted from an open, online application process. We seek to overrepresent communities who are historically underrepresented within our admission evaluation process in order to live to the mission of the brand and change the table.

Customers:

Existing customers and followers of selfmade by from 2022 to 2023.

Target Audience:

Those who are in our demographic focus for selfmade but not existing customers and acts as our CONTROL group.

GUIDING PRINCIPLES

Remember our guiding principles that inform our work in building selfmade? It is with these principles that this year's 2023 study was conducted.

1 *Self-Exploration*
If you view your skin as a window to your emotional world, then you can be self-curious on deeper stressors, needs and patterns

2 *Self Awareness*
If you learn how to care for your true needs, then you can make decisions to self-validate

3 *Behavior Change*
If you have a healthier relationship with yourself, then you see yourself as more beautiful

EMOTIONAL WELLBEING REPORT 2023

EMOTIONAL WELLBEING FOR ALL

selfmade aims to explore the validated correlation between a one's feeling of worthiness and their perception of their own beauty. We track our targets across change indicators outlined below.

TARGET ONE: Speak directly to all women and nonbinary folks, especially Black, Indigenous and other people of color and those with extra needs

TARGET TWO: Enable capability and skill building in self-exploration, self awareness, behavior change rooted in positive mental health care

TARGET THREE: Build products and experiences that spark emotional exploration through awareness, compassion and engagement

TARGET FOUR: Expand and nurture our community's capacity to inspire, empower and celebrate mental health tools and resources

INDIVIDUAL CHANGE INDICATORS Y2021 – Y2024

1 *Self Exploration*

- Looks for and sees self in BIPOC role models who engage with healthy psychology- based coping mechanisms
- Identifies the need for self care as self preservation and looks inward at current self exploration practices and researches BIPOC-specific practices
- Engages in conversations about self care and empathy with people in their close network and seeks out resources to support growth and prioritization of self exploration

2 *Self Awareness*

- Looks for BIPOC role models who speak openly about themselves, their vulnerabilities, and strengths
- Begins to seek out self reflective questions through role models and online resources
- Reflects on life and takes note of influences that have brought current patterns and beliefs, and begins to experiment with showing vulnerability in safe spaces

3 *Behavior Change*

- Sees /hears peers participate in and speak about safe spaces, and begin to explore the idea of safety and how it enables belonging
- Looks inward and asks where they feel safe to explore vulnerability and show up with emotional integrity, recognize and explores what healthy boundaries look like
- Takes inventory of the people and places they feel comfortable speaking vulnerably, examines the relationship between comfort and safety, and what topics do they feel empowered to speak on

OUR RESEARCH

This year we asked 27 questions developed with our research board in the categories of demographics, relationship with self, mental health and beauty. As the first step of the 2023 update to our study, this set of data is a foundational part one to continuing to create our research methodology in this whitespace where there have been no prior bodies of work in this specific focus.

HOW

Data captured via SurveyMonkey in our three cohorts:

1. Volunteer 2022 – 2023 JUNIOR ADVISORY BOARD members
2. Volunteer brand stakeholders and CUSTOMERS
3. Consumers-at-large in our TARGET audience through SurveyMonkey's Audience. Panelists donate their time in exchange for a donation of $0.50 cents per survey response to a charity of their choice.

WHO

In this study, we primarily focused on Gen Z and Zennial participants from < 18 to 34 years old. These participants self-identified as either Black, Indigenous, people of color or multiple ethnicities.

In total there were 215 respondents in which nearly 40% self-identified as white/caucasian. Of the specified data set, 136 BIPOC Gen Z and Zennial respondents originated from these populations:


15.4% Junior Advisory Board members
17.6% selfmade customers and engaged followers
66.9% Target audience

WHY

Update 2021 – 2022 data and learnings on our Gen Z population and further examine correlation between beauty and mental health

AGE, LOCATION AND ETHNICITY OF 2023 RESPONDENTS

As a brand we are working to make credible behavioral psychology accessible to underrepresented humans. Our responses and data were sourced from a predominantly Gen Z and Zennials in urban areas and from communities of color.

JUNIOR ADVISORY BOARD, CONSUMERS, TARGET + CONTROL


AGE
39.7% 25-34
59.6% 18-24
0.7% Under 18
LOCATION
50.7% Urban
12.5% Rural
36.8% Suburban
ETHNICITY
28.7% Hispanic/Latinx
2.2% American Indian/Alaskan Native
2.2% Middle Eastern/N. African
25% Asian/Pacific Islander
3.7% South Asian/Indian
20.6% Black/African American
14% Multiple ethnicities
3.7% South East Asian


JUNIOR ADVISORY BOARD
CUSTOMERS
TARGET + CONTROL
AGE
33.3% 25-34
66.7% 18-24
50% 25-34
50% 18-24
1.1% Under 18
60.4% 18-24
38.5% 25-34

Half of selfmade customers are 18-24 and the other half are 25-34, a 50/50% split!
Both the JAB and Target groups skewed younger – over 60% of them are 18-24


LOCATION
Urban 57.1%
9.5% Rural
33.3% Suburban
4.2% Rural
25% Suburban
70.8% Urban
15.4% Rural
44% Urban
40.7% Suburban

71% of selfmade customers live in cities, while the JAB and Target were more likely to live in the suburbs


ETHNICITY
2.2% American Indian/Alaskan Native
9.5% South Asian/Indian
23.8% Black/African American
14.4% Multiple ethnicities
4.2% American Indian/Alaskan Native
4.2% South East Asian
8.3% South Asian/Indian
12.5% Multiple ethnicities
25% Black/African American
1.1% South Asian/Indian
2.2% South East Asian
3.3% American Indian/Alaskan Native
14.3% Multiple ethnicities
18.7% Black/African American

In terms of ethnicity, our JAB actually tightly represent our audience

THE PSYCHOLOGY OF TIME

Our sense of time is affected by both how we feel and what's going on around us. Studies show that this because it's really good at adapting to our environment. We don't all experience time in the same way – every action takes a different amount of time and our brain and body adapt accordingly. It's all about our own subjective experiences of different time scales. In our study, across all respondent cohorts the home environment is where they spend the majority of their time.

Where do you spend the most of your time?


ALL
40%
30%
20%
10%
0%
Out and about
Alone
Changes every day
At school
At work
At home

AND HOW THEY ARE SPENDING THEIR TIME...

The majority of responders spoke to their alone time, quality time with others, and over 15% defined the time they take care of themselves as skincare and hygiene.

What do you do in your routine to take care of yourself?


JUNIOR ADVISORY BOARD
15
10
5
0

1. Alone Time and Rest
2. Quality Time with Others
3. Skincare Routine and Hygiene
4. Therapy
5. Hobbies and Passions
6. Meditation and Yoga
7. Nature and Community
8. Physical Exercise and Sports


CUSTOMERS
15
10
5
0

1. Alone Time and Rest
2. Quality Time with Others
3. Skincare Routine and Hygiene
4. Hobbies and Passions
5. Therapy
6. Nature and Community
7. Meditation and Yoga
8. Physical Exercise and Sports


TARGET + CONTROL
15
10
5
0

1. Alone Time and Rest
2. Hobbies and Passions
3. Quality Time with Others
4. Skincare Routine and Hygiene
5. Physical Exercise and Sports
6. Meditation and Yoga
7. Therapy
8. Nature and Community

SELF CARE BEYOND SKIN CARE

Our change behavior hypothesis leverages existing routines as moments to improve our emotional wellbeing. Nearly 70% of responders engage in weekly self-care. Our Junior Advisory Board (JAB) leads the way with nearly 95% carving out time to prioritize self-care in their daily and weekly routines. We're excited to see JAB respondents not only engaging in self-care at least once a week, but nearly twice as likely to have seamlessly built self care routines into their everyday life compared to others.

How often do you engage in self-care activities?


JUNIOR ADVISORY BOARD
I find time most days a week to engage in self-care activities (3–5/week)
42.1%
5.3%
I rarely make time to engage in self-care activities (< 1 hr/ week)
26.3%
I have built self-care routines into my everyday life (6–infinity/week)
26.3%
I occasionally engage in self-care activities (1 – 2/week)
ALL
I find time most days a week to engage in self-care activities (3–5/week)
29.1%
2.2%
I do not make time to engage in self-care activities
14.2%
I rarely make time to engage in self-care activities (< 1 hr/ week)
12.7%
I have built self-care routines into my everyday life (6–infinity/week)
41.8%
I occasionally engage in self-care activities (1 – 2/week)

RELATIONSHIP WITH THERAPY AS A SELF-CARE ACTIVITY

Most of the folks surveyed in our "Target" group haven't tried therapy yet, and don't really have plans to start anytime soon. But when it comes to our "Customer" and "JAB" crews, they're more likely to be regular therapy-goers. Actually, all the JAB folks we talked to have either already given therapy a shot or they're totally down to try it in the future (which is way different from "no plans" at all).

What is your experience with therapy?


JUNIOR ADVISORY BOARD
6
4
2
0

1. I attend regularly + consistently
2. Not in it now but have in the past
3. I have no experience but am open
4. I attend sporadically as needed


CUSTOMERS
8
6
4
2
0

1. I attend regularly + consistently
2. Not in it now but have in the past
3. I have no experience but am open
4. I attend sporadically as needed
5. No experience and no plans to


TARGET + CONTROL
40
30
20
10
0

1. No experience and no plans to
2. Not in it now but have in the past
3. I attend regularly + consistently
4. I have no experience but am open
5. I attend sporadically as needed

OUR COMMUNITY'S FEELING OF SELF-WORTH

selfmade's definition of self-worth is your internal sense of value you have for yourself.

According to our study, when feeling high self-worth respondents' words exhibit self-direction and goal-orientation which correlates to intrinsic motivation.

Whereas, when feeling low self-worth their experiences refer to extrinsic validation or lack there of. Their words point to external expectations and and social comparison.

High Self-Worth

High self worth is having a generally positive overall opinion of oneself.

This often looks like being kind to oneself, reminding oneself that everyone makes mistakes and no one is perfect.

"I have high self-worth when __________"


feel
life
know
self
accomplished
high
self-worth
goals
time

Some highlights from our Junior Advisory Board:

"I know im doing what aligns with how I know I should value myself, and my self morals/beliefs."

"I genuinely believe that my happiness and well-being isn't dependent on how successful or wealthy I am."

"I am able to create rituals that I can adhere to with the goal of optimizing myself"

"I have high self-worth when I make time for what I want, listen to my body, relax, and communicate my needs."

"I have high self worth when I choose to put myself first, when my self-talk voice (the little voice inside my head that speaks to me) is kind and gentle, and when I surround myself with people who bring value and comfort to my life."

Low Self-Worth

Low self worth is having a generally negative overall opinion of oneself.

This often looks like criticizing oneself and abilities, brushing off compliments, focusing on mistakes and judging oneself for perceived flaws.

"I have low self-worth when __________"


feel
make
low
self-worth
other
people

Highlights from our Junior Advisory Board:

"I know im not living up to my "standard", and this makes me then question my abilities and I feel very insecure."

"I focus on what other people say/do versus what I am doing."

"I have low self-worth when I don't feel like I am taking care of myself."

"I have low self-worth when I see people in society who look nothing like me"

I have low self-worth when I am always comparing myself with others, especially when I'm constantly inundated by social media noise.

EMOTIONAL WELLBEING REPORT 2023

SELF BELIEFS

Belief shapes our views and decisions. Research suggests that they are formed with confirmation bias and our social environment. However, beliefs can change through exposure to new information, changing social networks, and personal experiences. Understanding the psychology of belief can help us become aware of our biases and promote greater understanding in our decision making for ourselves.


JUNIOR ADVISORY BOARD
CUSTOMERS
TARGET + CONTROL
"I feel worthy as I am"
Disagree 10.7%
Neutral 10.7%
Agree 78.6%
Disagree 12.5%
Agree 50%
Neutral 37.5%
Disagree 23.1%
Agree 48.4%
Neutral 28.6%
"I feel judged by others"
Agree 31.6%
Disagree 52.6%
Neutral 15.8%
Neutral 16.7%
Agree 12.5%
Disagree 70.8%
Agree 18.7%
Disagree 47.3%
Neutral 34.1%
"I bring value to my community/the world"
Disagree 4.0%
Neutral 20%
Agree 76.0%
Disagree 8.1%
Neutral 8.1%
Agree 83.8%
Disagree 9.7%
Neutral 6.2%
Agree 84.1%
"I feel alone"
Neutral 15.8%
Agree 36.8%
Disagree 47.4%
Neutral 25.0%
Agree 37.5%
Disagree 37.5%
Neutral 22%
Agree 41.8%
Disagree 36.3%
"I am accurately represented in mainstream media"
Neutral 31.6%
Disagree 57.9%
Agree 10.5%
Neutral 20.8%
Agree 8.3%
Disagree 70.8%
Agree 16.5%
Neutral 46.2%
Disagree 37.4%

PHYSICAL APPEARANCE

Generally most responders like the way they look. The selfmade Junior Advisory Board is more inclined to speak positively about themself and claim "I am beautiful"!

How you feel about your physical appearance?


JUNIOR ADVISORY BOARD
%
60
50
40
30
20
10
0

1. I have a few problem areas, but I generally like the way I look
2. I feel neutral about the way I look
3. I have a lot of problem areas, and I generally dislike the way I look
4. I love everything about the way I look
5. I don't like anything about the way I look


CUSTOMERS
60
50
40
30
20
10
0

1. I have a few problem areas, but I generally like the way I look
2. I have a lot of problem areas, and I generally dislike the way I look
3. I feel neutral about the way I look
4. I love everything about the way I look


TARGET + CONTROL
60
50
40
30
20
10
0

1. I have a few problem areas, but I generally like the way I look
2. I feel neutral about the way I look
3. I have a lot of problem areas, and I generally dislike the way I look
4. I love everything about the way I look
5. I don't like anything about the way I look

"I am beautiful"


JUNIOR ADVISORY BOARD
Disagree
5.3%
Neutral
15.8%
Agree
78.9%


CUSTOMERS
Disagree
12.5%
Neutral
25.0%
Agree
62.5%


TARGET + CONTROL
Disagree
20.9%
Agree
50.5%
Neutral
28.6%

How do you talk to yourself most of the time?


Negative
36.8%
Positive
63.2%


Positive
68.1%
Negative
31.9%


Positive
78.9%
Negative
31.1%

I feel beautiful when...

JUNIOR ADVISORY BOARD


feel
features
taking care
care
body
wearing
look
feel beautiful

We see more interoception and acts of self-care:

"When I am in tune with my body. This can be through self intimacy or through body care where I am actively taking care of myself."

"I have time to care for myself, even if it's 5 minutes in the morning."

"I feel beautiful when I feel healthy (mentally and physically) and feel put together."

"I feel beautiful when I feel that my mind, body, and soul are in sync."

"I am consistently caring for myself in a way that enhances my features and am able to show those features with confidencel feel beautiful when I spend time really looking at myself. Taking note of the moles and dimples, the stretch marks and all."

CUSTOMERS


hair
wearing
happy
outfit
feel beautiful
take
skin
loving

We see more dependency on self-maintenance:

"I am able to complete my hair, face and body routines, wear a fun outfit and when I work out."

"I feel beautiful after hot yoga!"

"I feel beautiful when I've taken the time to listen to my skin and treat it with respect consistently."

"I feel beautiful when I feel rested, my skin feels good, and my hair is done."

"I feel beautiful when my hair is done and in it's naturally curly state."

"I feel beautiful when I feel comfortable and confident in what I'm wearing."

TARGET + CONTROL


time
skin
looking
dressed
make
feel beautiful
care
compliments
take
smile

We see more focus on external validation:

"I'm looking my best."

"I feel beautiful when I can make other people feel beautiful, when I can add to their dose of laughter for the day as well as when I take care of me"

"I feel beautiful when my fiancé tells me I am."

"My skin is clear."

"I feel beautiful when I am not stressed and get all dressed up."

"Someone compliments me."

"I feel beautiful when I'm positive about myself or when I get my self straight."

"I spend a lot of effort grooming myself for a special occasion."

As we live through year three of the pandemic, how has your skin, hair and body changed?

JUNIOR ADVISORY BOARD, CONSUMERS, TARGET + CONTROL

"More intuitive with my body's needs (healthier eating habits and more attention to the gym) since I work from home and I am able to manage my time better. positive changes to my body."

"Weight gain, fluctuations in acne, a lot of mood swings."

"My hair has definitely thinned, my skin has become dry and sensitive."

"More acne, more hyperpigmentation, less exercise."

"It has changed with more acne, more hair growth and more redness/dryness"

"I had cleared my acne in the second year of the pandemic but now it's flared up again this year along with my hair thinning."

"My skin has definitely become more dull and far more congested. I feel like I'm slowly losing my brow hairs and my hair is thinning. I think it's the stress from all these years to be honest."

Key takeaways

BEHAVIOR CHANGE

- If you have a healthier relationship with yourself, then you see yourself as more beautiful
- JAB: Those who are closest to selfmade and actively engaged with building the brand have a healthier relationship between worth and beauty.
  - They are most engaged with a community that also helps reinforce their beliefs on this and are actively engaging in practices that support their relationship between self care and worthiness
  - Have all experienced, engaged with, or currently in therapy
  - More likely to experience self-worth as a feeling and 79% of JAB feel worthy as they are

SELF-AWARENESS

- If you learn how to care for your true needs, then you can make decisions to self-validate
- selfmade Consumers/Stakeholders: Then the next ring outside of that is that our consumers/stakeholders are in a more curious/educational point of their lives.
  - Tendency to have awareness they do not feel well or want to improve their mental health, and are more likely to be open to intervention like therapy
  - 50% feel they are worthy as they are, with 38% neutral about their worth

SELF-EXPLORATION

- If you view your skin as a window to your emotional world, then you can be self-curious on deeper stressors, needs and patterns
- Target Audience: Our customers-at-large are in need of understanding the relationship to themselves and have yet to make the connection re: mind and skin.
  - They typically feel the worst, or have a more negative relationship with themselves and have a tendency to focus on the external appearance, validation and image associated with "beauty/beautiful"
  - Have not attended or not currently attending therapy and less likely to be open to it
  - 48% feel worthy as they are, 2% neutral, but with the most having negative feeling of self worth at 23% (vs. JAB at 11% and 14% selfmade consumers)

What you'll see from us in 2023

WE ADDRESS MAJOR OBSTACLES BLOCKING OUR EMOTIONAL WELLBEING:

- Access: We will narrow the gap to wellbeing resources
- Validation: We seek to destigmatize / normalize focusing on mental health and emotional wellbeing
- Adoption: We will build self-care habits and practices rooted in proven and credible behavioral science

KEY CORRELATIONS

Perhaps most stark from a comparison between our findings in '20/21 and '22/23 is the change in relationship between self-worth and beauty where our advisor, Dr Byron Young explored progress with "movements like body neutrality where beauty is not the central factor in how one holds value". In 2023, we will be exploring these relationships deeply:

	2020 - 2021	2022 - 2023	CHANGE
BEAUTY x SELF-WORTH Those who feel worth are ___ more likely to see themselves as beautiful.	10xs	6xs	-33%
MENTAL HEALTH x BEAUTY Those who are engaged with their mental health and therapy are ___ more likely to love their physical attributes.	3xs	3xs	0%
SELF-CARE x WORTHINESS Those who practice self-care (such as therapy) are ___ more likely to feel worthy.	5xs	5xs	0%
COMMUNITY x SELF-CARE Those who contribute to their community and world are ___ more likely to practice self-care	6xs	5xs	-20%

EMOTIONAL WELLBEING REPORT 2023

TRANSLATING THE DISCIPLINE OF psychodermatology

We're learning together to unlock the secrets of the mind-skin connection with the groundbreaking new frontier in health and care: psychodermatology. By translating this medical discipline to our everyday routines, we are calling for a new way to care for ourselves.

Through asking questions we are learning and researching to develop cutting-edge products, programming and education to pave the way for a future where mental health and dermatology work hand-in-hand. We break down barriers, demystify and pioneer the possibilities when a healthy mind means healthy skin.

GALVANIZE AN emotional wellbeing collective

Revolutionizing care through a united front of empathetic and proactive advocates and co-conspirators, the Emotional Wellbeing Collective is building bridges to create a community where everyone's mental health matters.

With a fierce commitment to collaboration and support, the Collective is a network of providers, advocates, and allies to network, find support in each other, share best practices in tackling the stigma and silence surrounding mental health care once and for all. By building upon the foundation of the Mental Health Council and Junior Advisory Board, the Collective is poised to transform the way we approach truly personal care.

NURTURE A grassroots movement

The seeds of change have been planted, and a grassroots movement is taking shape. You will see our members speaking out with open letters and petitions, demanding a new era of skin and body inclusivity and understanding.

It won't be easy, but we're ready to listen and have the difficult conversations necessary for true progress. Let's join together to disrupt and destroy the toxic messages that have held us back for far too long. The future is bright, and only by working together can we create a world that is truly welcoming for everyone.

BUILD *emotional relationship management*

All our content, product practices, messaging and marketing are subject to our Emotional Wellbeing Framework, which is a part of an evolving Emotional Relationship Management (ERM) digital platform we are developing with the guidance and oversight of our research board of US licensed mental health advisors with doctors in the psychology and dermatology.

We are a research led brand and body who recognizes that science is a field of evolution and we are required to be rigorous in our pursuit of scientific understanding and radical in our transparency in the effort to do so.

INPUT → **THE *Emotional Relationship Management* PLATFORM** → **OUTPUT**

EMOTIONAL WELLBEING COLLECTIVE

Cohorts of representation advising on data collection, analyzation, and reporting.

- Clinical Research Board — *Psychoderm + Self-Worth Experts*
- Therapist + Social Workers — *Practitioners Community*
- Junior Advisory Board — *Gen Z Leadership Program*

↓

DATA INPUTS:

- **Stakeholder surveying** — Data and research collection
- **Visual UGC media** — Organic engagement + content
- **Digital interactions** — Stakeholder behaviors
- **Natural Language Analysis** — Audience content + feedback

AI FOR EQ

Machine learning and algorithmic analysis of emotional intelligence data to improve wellbeing



↓

EMOTIONAL WELLBEING BLUEPRINT

Map of Gen Z behavioral and developmental milestones.

- **Daily Rituals** — Skin photo library, habits, product adoptions, internal, external, + self-inflicted stressors
- **Emotional Wellbeing** — Environmental, family + relational responses, belief + thought patterns, usage time on programming
- **Community / Environment** — Emotional, physical, mental symptoms, Family + relational stressors. Growth + accomplishment milestones
- **Consumer Behavior** — Purchase history, preferences, likes and dislikes, and feedback

RESEARCH + DEVELOPMENT

Unlocks healthy relationship for consumer and brand acceleration across value chain.

- Physical Products — *Awareness + Cues*
- Digital Products — *Habit Stacking + Skin Tracking*
- Website, Events + Community — *Support, Impact, + Growth*

↓

DATA OUTPUTS:

- **Annual Report from CEO** — Self-worth + wellbeing impact report
- **ERM Language Framework** — Emotional wellbeing education
- **Public Wiki** — Open source wellbeing library
- **Product Families** — Attachment, Resilience + Intimacy

OUR CO-CONSPIRATORS

We are one part of the system of support that individuals can turn to when exploring emotional wellbeing and mental health. Here are some of our co-conspirators helping turn selfmade's mission into reality:

Garnish Studios

BIPOC FOUNDED + OWNED

The Garnish Studios mission is to level the playing field in food & beverage by helping new businesses find their footing in the era of content. We re-invest the capital from venture-backed gigs into growing mom & pop companies by providing our creative services.

Dreamday

FEMALE FOUNDED + OWNED

Dreamday is a first-of-its kind, award-winning Performance PR agency at the intersection of affiliate marketing and consumer PR that drives awareness and revenue for DTC-first brands.

Holistic Beauty Group

BIPOC FOUNDED + OWNED | FEMALE FOUNDED + OWNED

Holistic Beauty Group is a conscious product development consultancy focused on helping leading and emerging brands align their products to their missions.

Hopelab

FEMALE FOUNDED + OWNED

Hopelab is a social innovation lab and impact investor at the intersection of tech and youth mental health. As we build on our 20-year commitment to co-creating with young people, we work collaboratively with partners to help remove systemic barriers to youth mental health and emotional well-being.

🔎 WHERE TO FIND MENTAL HEALTH SUPPORT

Sista Afya is a social enterprise that provides community mental wellness care that centers the experiences of Black women. We have a community support approach to mental wellness. We believe that community support for people living with mental health conditions can foster healing, growth, freedom, and self-actualization.

Coco Coalition was established in 2018 and is a social enterprise dedicated to curating holistic, safe, and empowering opportunities for women of the African Diaspora to connect, grow and thrive.

Indigenous Circle of Wellness is a group private therapy practice that is owned and operated by Monique Castro (Diné/Xicana), a Licensed Marriage and Family Therapist (LMFT, Lic.# 104427). She established the practice in 2017 in response to the need for more healing spaces and mental health providers supporting Black, Native/Indigenous and People of Color. Today our team includes phenomenal licensed mental wellness providers, pre-licensed providers, support staff, and volunteers.

The Asian Mental Health Collective has a mission to normalize and de-stigmatize mental health within the Asian community. AMHC aspires to make mental health easily available, approachable, and accessible to Asian communities worldwide.

Latinx Therapy is a national directory is for Latinx Therapists in private practice. There is no other directory like ours that offers space for community, marketing and is created by a Latinx Therapist, daughter of immigrants.Each offering comes from the heart.

Aakoma Project's mission is to help diverse teenagers and their families achieve optimal mental health. We accomplish this purpose through dialogue and learning. They also create scientific knowledge that can lead to behavior change and implement that knowledge through patient-centered, culturally relevant, and community-engaged practices.

Therapy for Black Girls is an online space dedicated to encouraging the mental wellness of Black women and girls.

EMOTIONAL WELLBEING REPORT 2023



"selfmade's mission is to provide access for people, especially folks of color, to have conversations in our communities about mental health through beauty.

For some, using selfmade products is the closest they will get to a therapist's office."

DR. JESHANA AVENT-JOHNSON
PSYCHOLOGIST + INTIMACY EXPERT
SELFMADE MENTAL HEALTH ADVISOR